Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Conduit Pharmaceuticals Inc. (formerly known as Murphy Canyon Acquisition Corp.) on Form S-8 of our report dated March 28, 2023, which includes an explanatory paragraph as to Murphy Canyon Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of Murphy Canyon Acquisition Corp. as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period form October 19, 2021 (inception) through December 31, 2021 appearing in the Annual Report on Form 10-K of Murphy Canyon Acquisition Corp. for the year ended December 31, 2022.

/s/ Marcum llp

Marcum llp

New York, NY

December 1, 2023